UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2008

Commission File Number: 000-22628

ARCADIS N.V.

(Translation of registrant’s name into English)

Nieuwe Stationsstraat 10

6811 KS Arnhem

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

ARCADIS NV Nieuwe Stationsstraat 10 P.O. Box 33 6800 LE Arnhem The Netherlands Tel +31 26 3778 292 Fax +31 26 4438 381 www.arcadis-global.com
PRESS RELEASE

ARCADIS OPENS LANDFILL GAS PLANT AND ANNOUNCES ADDITIONAL CAPACITY

ARNHEM, The Netherlands – January 28, 2008 – ARCADIS (EURONEXT: ARCAD), the international consultancy, design and engineering company, today announced the official opening of the Sao Joao landfill gas installation and power plant by the mayor of Sao Paulo, Gilberto Kassab. The degassing installation - owned by ARCADIS’ affiliate BIOGAS - extracts methane gas generated by the 80 hectares São João landfill. The methane gas is used as fuel to feed the 24 megawatt power plant which operation was started on January 25th as part of the celebration of the 454 years of the city of São Paulo. In addition, ARCADIS announced the development of a third land fill gas installation near Rio de Janeiro. This installation (Gramacho) is based on the same principle and similar in capacity to São João.

Together, the São João and Bandeirantes landfill methane gas output is used to generate 340 million Kwh of electricity annually, sufficient power for more than 120,000 households. As a result, the equivalent of 12 million tons of CO2 will be saved in the coming years, which according to the Kyoto Treaty, gets the joint venture 12 million carbon credits. Half of these are shared with the Municipality of São Paulo. Of the remaining 6 million carbon credits that are for BIOGAS, a contract for the sale of 5 million of these credits was already signed with the German bank KfW until 2012. Once Gramacho is accredited under the Kyoto protocol, it will generate carbon credits for which BIOGAS can again seek long term contract buyers.

Harrie Noy, CEO of ARCADIS: “These innovative projects underline our commitment to contribute to a healthier world climate. As a world leader in environmental consultancy, we assist many municipalities and companies in reducing their carbon footprint, but the scale at which this happens in the land fill gas installations is especially impressive. According to UNFCCC information about 80% of the total of carbon credits issued so far for landfill projects has been derived from the Bandeirantes Project. São João and Gramacho will add soon to further increase these significant contributions.”

ARCADIS is an international company providing consultancy, engineering and management services in infrastructure, environment and facilities, to enhance mobility, sustainability and quality of life. ARCADIS develops, designs, implements, maintains and operates projects for companies and governments. With more than 12,000 employees and over $ 2 billion in gross revenue, the company has an extensive international network that is supported by strong local market positions.

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the company’s actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company’s ability to acquire and execute projects. These and other risks are described in ARCADIS’ filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

For more information contact: Joost Slooten of ARCADIS at *31-26-3778604 or e-mail at j.slooten@arcadis.nl. Visit us on the internet: www.arcadis-global.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCADIS N.V.

Date: January 29, 2008	By:	/s/ H.L.J. Noy
H.L.J. Noy
Chief Executive Officer